                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____________ to _____________


                        Commission file number 001-15811

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN



                               MARKEL CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 54-1959284
                             4521 Highwoods Parkway
                           Glen Allen, Virginia 23060
                            Telephone (804) 747-0136

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN


                                Table of Contents

                                                                        Page

Independent Auditors' Report                                              1

Statements of Assets Available for Benefits                               2

Statements of Changes in Assets Available for Benefits                    3

Notes to Financial Statements                                             4


Schedules

1   Line 27a - Schedule of Assets Held for Investment Purposes  -
    December 31, 1999                                                    10

2   Line 27d - Schedule of Reportable Transactions -
    Year ended December 31, 1999                                         11

                          Independent Auditors' Report


The Board of Directors
Markel Corporation

The Administrative Committee
Markel Corporation Retirement Savings Plan:


We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 1999 and 1998, and the changes in assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule 1) and reportable transactions (Schedule 2) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 9, 2000

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                  Statements of Assets Available for Benefits

                          December 31, 1999 and 1998


                                                                    1999               1998
                                                                    ----               ----
Investments, at fair value (note 3):
    Mutual funds                                           $     57,011,606          44,759,625
    Markel Corporation common stock                              20,953,775          23,468,471
    Loans receivable                                              1,487,744           1,429,937
                                                           ----------------         -----------
              Total investments                                  79,453,125          69,658,033
                                                           ----------------         -----------

Receivables:
    Employer's contribution                                         278,773             299,228
    Employees' contributions                                        359,250             233,378
                                                           ----------------         -----------
              Total receivables                                     638,023             532,606
                                                           ----------------         -----------
              Assets available for benefits                $     80,091,148          70,190,639
                                                           ================         ===========

See accompanying notes to financial statements.

                  MARKEL CORPORATION RETIREMENT SAVINGS PLAN

            Statements of Changes in Assets Available for Benefits

                    Years ended December 31, 1999 and 1998

                                                                                         1999                1998
                                                                                         ----                ----
Additions to (deductions from) assets attributed to:
    Investment income:
      Net appreciation (depreciation) in fair value of
         investments (note 3)                                                   $     (1,506,321)          7,354,120
      Loan interest                                                                      122,133             112,778
      Dividends/interest                                                               4,565,785           2,772,947
                                                                                ----------------      --------------
                                                                                       3,181,597          10,239,845
                                                                                ----------------      --------------
    Contributions (note 2):
      Employer                                                                         3,000,488           2,761,707
      Employee                                                                         3,606,906           3,249,788
                                                                                ----------------      --------------
                                                                                       6,607,394           6,011,495
                                                                                ----------------      --------------
              Total additions                                                          9,788,991          16,251,340
                                                                                ----------------      --------------
Deductions from assets attributed to participant
    distributions and withdrawals                                                     (4,248,619)         (4,574,598)

Transfers from Gryphon 401(k) & Savings Plan (note 6)                                  4,360,137                 --
                                                                                ----------------      --------------
              Net increase                                                             9,900,509          11,676,742

Assets available for benefits:
      Beginning of year                                                               70,190,639          58,513,897
                                                                                ----------------      --------------
      End of year                                                               $     80,091,148          70,190,639
                                                                                ================      ==============

See accompanying notes to financial statements.

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(1)    Summary of Significant Accounting Policies

       The following are the significant accounting policies followed by the Markel Corporation Retirement Savings Plan (the Plan).

       (a)    Basis of Presentation

              The accompanying financial statements, which present the assets of the Plan and changes in those assets, have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and investment income are recognized as earned; plan benefits and withdrawals are recorded when paid and net appreciation and depreciation of investments are recognized as they occur. Loans receivable represent loans to participants made against their vested balances as permitted by the Plan.

       (b)    Use of Estimates

              Generally accepted accounting principles require the Administrative Committee of the Plan to make estimates and assumptions when preparing financial statements. Actual results could differ from those estimates.

       (c)    Investments

              The fair value of Markel Corporation common stock is based upon the quoted price of stock as of the end of each year.

              Investments in mutual funds are valued according to net asset values of the funds on the basis of fair values of the assets and liabilities thereof. Loans receivable are valued at the principal amount outstanding which approximates fair value.

              The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the statements of changes in assets available for benefits as appreciation or depreciation in the fair value of investments.

              The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have had a material impact on the accompanying financial statements.

       (d)    Income Taxes

              The Plan is in receipt of a favorable determination letter dated February 18, 1997, issued pursuant to Revenue Procedure 93-39, under Section 401(a) of the Internal Revenue Code, and the related trust is considered exempt from taxation under the provisions of
              Section 501(a). In addition, the plan administrator believes the Plan operated in compliance with the plan document and current law for the years under audit. Accordingly, participants have not been taxed on their salary reduction contributions or investment earnings related to these contributions when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions from the Plan.

              Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.

(2)    Summary of Significant Provisions of the Plan

       The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan covering all employees of Markel Corporation and its wholly-owned subsidiaries (the Company). Employees, age eighteen or older, are eligible for the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee appointed by the Chief Executive Officer of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company, with administrative services provided by Fidelity Institutional Retirement Services Company, a division of Fidelity Investment Institutional Services Company, Inc. (the Trustee).

       (b)    Contributions

              Each year, the Company is obligated to contribute to the Plan, subject to certain limitations, an amount equal to 6% of each participant's compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of each participant's contribution, not to exceed 3% of the participant's compensation for any such year. Participants may contribute, in whole percentage increments, up to 15% of their annual compensation, excluding bonuses, on a pre-tax basis. The allocation of both employer and employee contributions to the various funds is based upon the individual employee's election. However, one-third of the employer's contribution representing up to 3% of an employee's annual compensation, will be allocated to a restricted Company Stock Fund.

              Employee contributions, as shown in the accompanying statements of changes in assets available for benefits, include amounts rolled over into the Plan from other qualified plans totaling $741,807 and $718,758 for the years ended December 31, 1999 and 1998, respectively.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's and Company's contributions and earnings of the Plan. The posting of earnings is made on a quarterly or more frequent basis.

       (d)    Vesting and Plan Termination

              Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's contributions is based on years of service as follows:

                    Years of Vesting Service                  Vested Percentage
          ---------------------------------------         ----------------------

          Less than two years of service                           0%
          Two years of service                                    20%
          Three years of service                                  50%
          Four or more years of service                          100%

              In accordance with the provisions of the Plan, any portion of the Company's contributions that has not vested at the time of a participant's withdrawal shall be forfeited by the participant and applied to reduce future Company contributions. For the years ended December 31, 1999 and 1998, forfeited amounts totaled $130,669 and $117,556, respectively.
              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

       (e)    Payment of Benefits

              Upon termination of service, participants may receive either a lump sum amount equal to the value of their vested account within 45 days of the quarter end in which termination occurred or their account will continue to be held in the trust fund until the participant reaches age 65 or dies, whichever occurs first.

       (f)    Participant Loans

              The Plan contains a provision for loans to participants with the plan administrator's consent. Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to the lesser of $30,000 or 30% of the vested value of the participant's account or under certain conditions up to a maximum of the lesser of $50,000 or 50%. Loans bear interest and are repayable in accordance with terms established by the Plan.

       (g)    Investment Options

              The Plan offers nine investment fund options - the Company Stock Fund, the Fidelity Magellan Fund, the Fidelity Intermediate Bond Fund, the Fidelity Equity Income Fund, the Fidelity Puritan Fund, the Fidelity Retirement Money Market Fund, the Fidelity Stock Selector Fund, the Fidelity Contrafund and the Fidelity Overseas Fund. Participants in the Plan are able to direct into which Fund contributions are invested as discussed in note 2(b). Participants are allowed to change investment options daily.

(3)    Investments

       The Plan's investments are held by a trustee-administered trust fund. The following tables present the fair values of investments at December 31, 1999 and 1998 representing five percent or more of the Plan's assets at the end of the respective years:

                                                  December 31, 1999
                                           --------------------------------
                                             Number of
                                             shares or           Fair
                                               units             value
                                           -------------    ---------------

Markel Corporation common stock               135,186   $     20,953,775

Mutual funds:
    Fidelity Magellan Fund                    138,909         18,979,091
    Fidelity Equity Income Fund               162,076          8,667,817
    Fidelity Puritan Fund                     436,159          8,300,106
    Fidelity Retirement Money Market Fund   6,918,660          6,918,660
    Fidelity Stock Selector Fund              217,561          6,961,962


                                                      December 31, 1998
                                          --------------------------------
                                              Number of
                                              shares or           Fair
                                                units             value
                                             -------------    ------------

Markel Corporation common stock                129,660   $     23,468,471

Mutual funds:
    Fidelity Magellan Fund                     107,903         13,036,900
    Fidelity Equity Income Fund                144,320          8,016,958
    Fidelity Puritan Fund                      391,321          7,853,813
    Fidelity Retirement Money Market Fund    5,303,958          5,303,958
    Fidelity Stock Selector Fund               187,027          5,369,549

       During 1999 and 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value by $(1,506,321) and $7,354,120, respectively, as follows:

                                                            Year ended
                                                            December 31,
                                                --------------------------------
                                                    1999             1998
                                                -------------  -----------------

Markel Corporation common stock               $   (3,487,801)         3,287,493

Mutual funds:
Fidelity Magellan Fund                             1,842,748          2,629,486
Fidelity Intermediate Bond Fund                     (157,478)            25,015
Fidelity Equity Income Fund                         (263,161)           454,984
Fidelity Puritan Fund                               (438,396)           308,743
Fidelity Stock Selector Fund                         671,869            297,940
Fidelity Contrafund                                  115,009            323,831
Fidelity Overseas Fund                               210,889             26,628
                                                -------------  -----------------
                Net change in fair value      $   (1,506,321)         7,354,120
                                                =============  =================



(4)    Administrative Expenses

       The administrative expenses of the Plan have been paid by the Company to the Trustee. Expenses paid by the Company totaled approximately $91,545 and $10,724 for the years ended December 31, 1999 and 1998, respectively.


(5)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                                      December 31,
                                                           ---------------------------------
                                                                1999                1998
                                                           ---------------------------------
Assets available for benefits per the financial statements  $80,091,148          70,190,639
Amounts allocated to withdrawing participants                (1,029,580)         (1,374,563)
                                                           ---------------------------------
Assets available for benefits per the Form 5500             $79,061,568          68,816,076
                                                           =================================

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                            Year ended December 31,
                                                                    -------------------------------------
                                                                          1999                1998
                                                                    -----------------   -----------------
Benefits paid to participants per the financial statements            $ 4,248,619           4,574,598
Add amounts allocated to withdrawing participants at
     the end of the year                                                1,029,580           1,374,563
Less amounts allocated to withdrawing participants at
     the end of the prior year                                          1,374,563           1,138,032
                                                                    -----------------   -----------------
Benefits paid to participants per the Form 5500                       $ 3,903,636           4,811,129
                                                                    =================   =================




       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


(6)    Plan-to-Plan Merger

       Effective January 15, 1999, Gryphon Holdings, Inc. (Gryphon) merged with the Company, becoming a wholly-owned subsidiary. As a result of the merger, all assets of the Gryphon Holdings, Inc. 401(k) and Savings Plan were merged into the Plan on December 31, 1999. Former Gryphon employees began contributing to the Plan on March 1, 1999.

                                                                      Schedule 1
                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1999

                                                  Description of invest-
                                                  ment including maturity
       Identity of issue,                         date, rate of interest,
      borrower, lessor or                            collatral, par or                                       Current
         similar party                                maturity value                      Cost                value
----------------------------------        ------------------------------------      ----------------     ---------------
Markel Corporation*                       135,186 shares of Markel
                                          Corporation common
                                          stock                                   $       10,261,767        20,953,775
Mutual funds:
    Fidelity Investments*                 138,909 shares of Fidelity
                                          Magellan Fund                                   12,713,961        18,979,091

    Fidelity Investments*                 330,342 shares of Fidelity
                                          Intermediate Bond Fund                           3,371,962         3,224,139

    Fidelity Investments*                 162,076 shares of Fidelity
                                          Equity Income Fund                               7,023,510         8,667,817

    Fidelity Investments*                 436,159 shares of Fidelity
                                          Puritan Fund                                     7,628,455         8,300,106

    Fidelity Investments*                 6,918,680 shares of Fidelity
                                          Retirement Money Market
                                          Fund                                             6,918,650         6,918,660

    Fidelity Investments*                 217,561 shares of Fidelity
                                          Stock Selector Fund                              5,378,967         6,961,962

    Fidelity Investments*                 48,145 shares of Fidelity                        2,534,956         2,889,678
                                          Contrafund

    Fidelity Investments*                 22,290 shares of Fidelity
                                          Overseas Fund                                      832,672         1,070,153
                                                                                   -----------------      -------------
        Total mutual funds                                                                46,403,133        57,011,606

Markel Corporation                        $1,487,744 in loan receivables
Retirement Savings Plan*                  from participants with interest
                                          rates of prime + 1% or 2%                           --             1,487,744
                                                                                   -----------------      -------------
        Total investments                                                         $       56,664,900        79,453,125
                                                                                  ==================      ============


* Party-in-interest
See accompanying independent auditors' report.
                                       10

                                                                   Schedule 2

               MARKEL CORPORATION RETIREMENT SAVINGS PLAN

             Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1999


                                                                                                                Current
                                                                                       Expense                   value
                                                                                       incurred               of asset on
         Identity of                                 Purchase    Selling     Lease       with       Cost of   transaction    Net
        party involved      Description of assets     price       price      rental  transaction     asset        date       gain
        --------------      ---------------------     -----       -----      ------  -----------     -----        ----       ----
                     ***No reportable transactions***

See accompanying independent auditors' report.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.


                     MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                           /s/ Pamela J. Perrott
                  By:      _____________________________________
                           Administrative Committee Member


Date:    June 27, 2000